UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLORYWIN ENTERTAINMENT GROUP INC.
Full Name of Registrant

Former Name if Applicable

20/F, AIA Tower, Nos 251A-301, Avenidu Commercial de Macau
Address of Principal Executive Office (Street and Number)

Macau, China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 on a timely basis because the Company requires additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-Q. The Company anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arthur Marcus	212	930 9700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☐ No ☒

10 Form -K for Period Ended: March 31, 2016.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in certain Form 8-Ks dated February 23, 2016 and April 11, 2016, Messrs. Meng Hoa Duang, Lee Boon Siong and Ho Zhen Lung ("Resigning Officers") resigned from the Company and the Company's junket business was interrupted through the actions of the Company's principal stockholder, Mr. Sing Hong Ting. The Company has been unsuccessful in replacing the business of its two primary customers, the two casinos based in Cambodia that generated substantially all of the Company's businesses who cancelled their contracts with the Company. The Company continues to explore ways to seek redress against Mr. Sing Hong Ting and the Resigning Officers tortious interference with its primary customer. The Company will write off the profits and revenues generated from its junket business in its financial statements to be included in our Form 10-K.

In order to protect the remaining shareholders' interest, on March 9, 2016 the Company acquired a new subsidiary i.e. Little Wooden Horse Trading Company Limited (the "LWHT"), a company incorporated in the Macau Special Administrative Region of the People's Republic of China. Initially, LWHT intends to enter into a definitive Sales and Financial Leasing Agreement with an independent third party located in Malaysia in connection with the sale and purchase of production facilities for active carbon black and premium quality wood vinegar. In addition, the Company started new business into LWHT i.e. provision of corporate finance and biomass consulting services. The Company started to generate revenue from its new consultant service in late March which has offset the losses caused by writing off its junket business. The Company has prepared the financial statement and is currently finalizing the audit process. The delay is caused by our auditor, facing difficulties to obtain sales confirmation of the discontinued operations which were previously handled by the Resigning Officers.

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GLORYWIN ENTERTAINMENT GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GLORYWIN ENTERTAINMENT GROUP INC.

Date : August 15, 2016	By:	/s/ Eng Wah Kung
Eng Wah Kung
Chief Executive Officer

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